# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Minerva Neurosciences, Inc., CIK 0001598646
CUSIP: 603380205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,591,572; shared voting power 0; sole dispositive power 8,591,572; shared dispositive power 0; aggregate amount beneficially owned 8,591,572 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 3,925,900 shares of common stock, par value $0.0001 per share (the "Common Stock") of Minerva Neurosciences, Inc. (the "Issuer"), which were converted automatically from 8,300 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 782 shares of Series A Preferred Stock, which are convertible into 369,886 shares of Common Stock, and (iii) Preferred Tranche A Warrant to purchase an aggregate of 9,082 shares of Series A Preferred Stock, which are convertible into 4,295,786 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 4,541 shares of Series A Preferred Stock, which are convertible into 2,147,893 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage reported in row 11 herein is based on 43,274,398 shares of Common Stock of the Issuer outstanding as reported on the registration statement on Form S-3 filed with the Securities Exchange Commission (the "SEC") on December 23, 2025. The Series A Preferred Stock contains a provision that prevents these securities from being converted into shares of Common Stock, if such conversion would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include (i) 369,886 shares of Common Stock convertible from 782 shares of Series A Preferred Stock and (ii) 4,295,786 shares of Common Stock convertible from 9,082 shares of Series A Preferred Stock that are exercisable from the Preferred Tranche A Warrant, without giving effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,591,572; shared voting power 0; sole dispositive power 8,591,572; shared dispositive power 0; aggregate amount beneficially owned 8,591,572 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 3,925,900 shares of Common Stock of the Issuer, which were converted automatically from 8,300 shares of the Issuer's Series Preferred Stock on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 782 shares of Series A Preferred Stock, which are convertible into 369,886 shares of Common Stock, and (iii) Preferred Tranche A Warrant to purchase an aggregate of 9,082 shares of Series A Preferred Stock, which are convertible into 4,295,786 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 4,541 shares of Series A Preferred Stock, which are convertible into 2,147,893 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage reported in row 11 herein is based on 43,274,398 shares of Common Stock of the Issuer outstanding as reported on the registration statement on Form S-3 filed with the SEC on December 23, 2025. The Series A Preferred Stock contains a provision that prevents these securities from being converted into shares of Common Stock, if such conversion would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include (i) 369,886 shares of Common Stock convertible from 782 shares of Series A Preferred Stock and (ii) 4,295,786 shares of Common Stock convertible from 9,082 shares of Series A Preferred Stock that are exercisable from the Preferred Tranche A Warrant, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 868,428; shared voting power 0; sole dispositive power 868,428; shared dispositive power 0; aggregate amount beneficially owned 868,428 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 396,847 shares of Common Stock of the Issuer, which were converted automatically from 839 shares of the Issuer's Series Preferred Stock on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 79 shares of Series A Preferred Stock, which are convertible into 37,367 shares of Common Stock, and (iii) Preferred Tranche A Warrants to purchase an aggregate of 918 shares of Series A Preferred Stock, which are convertible into 434,214 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 459 shares of Series A Preferred Stock, which are convertible into 217,107 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 43,274,398 shares of Common Stock of the Issuer outstanding as reported on the registration statement on Form S-3 filed with the SEC on December 23, 2025. The Series A Preferred Stock contains a provision that prevents these securities from being converted into shares of Common Stock, if such conversion would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include (i) 37,367 shares of Common Stock convertible from 79 shares of Series A Preferred Stock and (ii) 434,214 shares of Common Stock convertible from 918 shares of Series A Preferred Stock that are exercisable from the Preferred Tranche A Warrant, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 868,428; shared voting power 0; sole dispositive power 868,428; shared dispositive power 0; aggregate amount beneficially owned 868,428 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 396,847 shares of Common Stock of the Issuer, which were converted automatically from 839 shares of the Issuer's Series Preferred Stock on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 79 shares of Series A Preferred Stock, which are convertible into 37,367 shares of Common Stock, and (iii) Preferred Tranche A Warrants to purchase an aggregate of 918 shares of Series A Preferred Stock, which are convertible into 434,214 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 459 shares of Series A Preferred Stock, which are convertible into 217,107 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 43,274,398 shares of Common Stock of the Issuer outstanding as reported on the registration statement on Form S-3 filed with the SEC on December 23, 2025. The Series A Preferred Stock contains a provision that prevents these securities from being converted into shares of Common Stock, if such conversion would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include (i) 37,367 shares of Common Stock convertible from 79 shares of Series A Preferred Stock and (ii) 434,214 shares of Common Stock convertible from 918 shares of Series A Preferred Stock that are exercisable from the Preferred Tranche A Warrant, without giving effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Minerva Neurosciences, Inc.
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 8,591,572 shares of the Issuer's securities, consisting of (i) 3,925,900 shares of Common Stock of the Issuer, which were converted automatically from 8,300 shares of the Issuer's Series Preferred Stock on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 782 shares of Series A Preferred Stock, which are convertible into 369,886 shares of Common Stock, and (iii) Preferred Tranche A Warrants to purchase an aggregate of 9,082 shares of Series A Preferred Stock, which are convertible into 4,295,786 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 4,541 shares of Series A Preferred Stock, which are convertible into 2,147,893 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 868,428 shares of the Issuer's securities, consisting of (i) 396,847 shares of Common Stock of the Issuer, which were converted automatically from 839 shares of the Issuer's Series Preferred Stock on December 23, 2025, following the Issuer's receipt of the approval of its stockholders of such conversion, (ii) 79 shares of Series A Preferred Stock, which are convertible into 37,367 shares of Common Stock, and (iii) Preferred Tranche A Warrants to purchase an aggregate of 918 shares of Series A Preferred Stock, which are convertible into 434,214 shares of Common Stock. The reported share amount excludes Preferred Tranche B Warrant to purchase an aggregate of 459 shares of Series A Preferred Stock, which are convertible into 217,107 shares of Common Stock, because the Preferred Tranche B Warrant is not exercisable within 60 days hereof. These securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The Series A Preferred Stock contains a provision that prevents these securities from being converted into shares of Common Stock, if such conversion would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 herein represent the number of shares of Common Stock that would be issuable upon full conversion of the Series A Preferred Stock and the full exercise of Tranche A Warrant, without giving effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%

The percentage reported in this Item 4(b) is based on 43,274,398 shares of Common Stock of the Issuer outstanding as reported on the registration statement on Form S-3 filed with the Securities Exchange Commission on December 23, 2025.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 8,591,572 shares
Vivo Opportunity, LLC: 8,591,572 shares
Vivo Opportunity Cayman Fund, L.P.: 868,428 shares
Vivo Opportunity Cayman, LLC: 868,428 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 8,591,572 shares
Vivo Opportunity, LLC: 8,591,572 shares
Vivo Opportunity Cayman Fund, L.P.: 868,428 shares
Vivo Opportunity Cayman, LLC: 868,428 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (12/31/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (12/31/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (12/31/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (12/31/2025)